UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Nextracker Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41617	36-5047383
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6200 Paseo Padre Parkway, Fremont, California 94555
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (510) 270-2500

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A Conflict Minerals Report is an exhibit to this Form SD, filed as Exhibit 1.01 hereto, and can be accessed on Nextracker’s investor relations website at investors.nextracker.com. The content of any website referred to in this Form SD (including Exhibit 1.01) is included for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibits
The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the calendar year that ended December 31, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nextracker Inc.

By:	/s/ Bruce Ledesma	Date: May 30, 2025
Name:	Bruce Ledesma
Title:	Chief Legal and Compliance Officer